FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes Second Quarter 2004 Interim Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 10, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

President's Message

The microQ design wins announced during the second quarter are significant for a number of reasons, the licensees, Broadcom and Qualcomm in particular, have large distribution channels which are potentially available to our product and are a validation stamp for our technology to the industry at large.

Management expects recurring revenues from these contracts to commence in early 2005. The Company is also working on new microQ design wins, which it expects will also contribute to revenues in 2005.

Our PC audio software solution, QVE, continues to gain wider distribution as during the quarter our main licensee, Philips, shipped this solution, branded as the SoundAgent2, in soundcards, USB powered speakers and USB enabled mini component stereo systems.

VoIP product sales were weak and will continue as such until new products with a wider application, are available. This is expected to occur in early FY2005.

Management's Discussion and Analysis

Second Quarter ended June 30, 2004

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended June 30, 2004 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2004, and the annual audited financial statements of the company for the fiscal year ended December 31, 2003.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2003 and the quarter ended March 31, 2004.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended June 30, 2004 were $608,438 as compared to $383,308 for the same period in 2003. The audio segment had revenues of $513,798 for the quarter as compared to $255,143 for the same period in 2003.  The increase was due primarily to increased license fees and royalties.  The e-commerce segment had revenues of $65,910 as compared to $90,891 for 2003.  The decrease was due to a decrease in the number of subscribers for the e-commerce services.  The telephony segment had revenues of $28,730 as compared to $37,274 for 2003.

The operating loss for three months ended June 30, 2004 was $396,650 as compared to an operating loss of $401,153 for the same period last year.   The audio segment had an operating loss of $41,702 for the quarter as compared to an operating loss of $291,935 for the same period in 2003.  The reason for the decrease in loss was due primarily to increased licensing fee and royalty revenue.  The e-commerce segment had an operating loss of $23,197 for the quarter as compared to an operating profit of $41,488 for the same period in 2003.  The reason for the decrease was due to the decrease in revenue being larger than the decrease in operating costs.  The telephony segment had an operating loss of $331,751 as compared to an operating loss of $150,706 for the same period in 2003.  This increase in the operating loss was due mainly to the expenses incurred in engineering as we continue to improve our product and develop new products for introduction later in the year.

Due to a slowdown in sales in the telephony segment, the company took a provisionary write down in inventory of $60,000.  This is shown on the income statement part of cost of product sales.

Net loss for the quarter ended June 30, 2004 was $498,507 or $0.05 per share as compared to net loss of $327,483 or $0.05 per share for the same period in 2003.

Cash Flow and Financial Condition

The company experienced a net increase in cash for the quarter ended June 30, 2004 of $394,998 as compared to a net decrease in cash of $702,460 for the first quarter of 2004.

Cash used in operations was $321,436 for the second quarter of 2004, as compared to $690,003 used in operations in the first quarter.  The decrease in cash used in operations was due primarily to cost cutting measures taken in the early part of the quarter and advance royalties collected.

Cash provided by financing was $919,600 for the second quarter of 2004 as compared to $35,070 for the first quarter of 2004.  This cash was provided through the exercise of 591,450 stock options in the second quarter of 2004 and 36,880 stock options in the first quarter.

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $203,224 in the second quarter of 2004 in new computer equipment and software, trademarks and patents as compared to $47,527 in the first quarter.

The company had a working capital surplus of $2,133,387 at June 30, 2004 as compared to $2,142,840 as at December 31, 2003.

Cash resources at the end of the second quarter of 2004 were $1,753,631 as compared to $2,061,093 at December 31, 2003.  Liabilities at the end of the second quarter of 2004 were $279,147, which consisted of $148,934 in accounts payable and accrued liabilities and $130,213 in deferred revenue.  Liabilities at December 31, 2003 were $329,745 which consisted of $233,198 in accounts payable and accrued liabilities and $96,547 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2004.

QSound Labs, Inc.
Consolidated Balance Sheets
As at June 30, 2004 and December 31, 2003
(Expressed in United States dollars)

	June 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 1,753,631	$ 2,061,093
Accounts receivable	467,116	221,194
Inventory	92,100	107,377
Deposits and prepaid expenses	99,687	82,921
	2,412,534	2,472,585

Capital assets (note 2)	1,199,972	1,114,992
Other intangible assets (note 3)	163,879	189,002

	$ 3,776,385	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued Liabilities	$ 148,934	$ 233,198
Deferred Revenue	130,213	96,547
	279,147	329,745

Shareholders' equity
Share capital (note 4)	45,299,629	44,108,140
Contributed Surplus	1,114,316	1,114,316
Deficit	(42,916,707)	(41,775,622)
	3,497,238	3,446,834

	$ 3,776,385	$ 3,776,579

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended June 30, 2004 and 2003
(Expressed in United States dollars under Canadian GAAP)

	For three	For three	For the six	For the six
	Months ended	months ended	months ended	months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 388,554	$ 95,753	$ 594,021	$ 576,408
Product sales	219,884	287,555	524,665	637,750
	608,438	383,308	1,118,686	1,214,158

Cost of product sales	148,694	64,276	287,357	147,013
	459,744	319,032	831,329	1,067,145

EXPENSES:
Marketing	367,132	322,449	717,608	579,247
Operations	70,005	40,185	141,541	76,254
Product engineering	246,070	202,296	470,587	353,950
Administration	173,187	155,255	428,804	280,467
	856,394	720,185	1,758,540	1,289,918

OPERATING (LOSS) PROFIT	(396,650)	(401,153)	(927,211)	(222,773)

OTHER ITEMS
Depreciation and amortization	(102,023)	(82,459)	(209,652)	(162,724)
Interest and other income	3,086	17,191	4,225	23,122
Gain (loss) on sale of capital assets	-	(1,908)	-	(1,908)
Other	(2,920)	140,846	(8,447)	125,241
	(101,857)	73,670	(213,874)	(16,269)

NET (LOSS) INCOME FOR PERIOD	(498,507)	(327,483)	(1,141,085)	(239,042)
DEFICIT BEGINNING OF PERIOD	(42,418,200)	(37,981,550)	(41,775,622)	(38,069,991)
DEFICIT END OF PERIOD	$ (42,916,707)	$ (38,309,033)	$ (42,916,707)	$ (38,309,033)

INCOME PER COMMON SHARE	$ (0.05)	$ (0.05)	$ (0.16)	$ (0.03)

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2004 and 2003
(Expressed in United States dollars under Canadian GAAP)

	For three	For three	For the six	For the six
	months ended	Months ended	months ended	Months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) income for the period	$ (498,507)	$ (327,483)	$ (1,141,085)	$ (239,042)
Items not requiring (providing) cash:
Depreciation and amortization	102,023	82,459	209,652	162,724
Provision for inventory	60,000	-	60,000	-
Compensation cost of options issued	109,696	-	218,003	5,864
Loss (gain) on sale of capital assets	-	1,908	-	1,908
Changes in working capital balances (note 6)	(94,647)	463,552	(358,008)	548,645
	(321,435)	220,436	(1,011,438)	480,099

FINANCING
Issuance of common shares, net	919,606	8,587	954,676	9,997
	919,606	8,587	954,676	9,997

INVESTMENTS
Purchase of capital assets	(198,205)	(9,565)	(241,088)	(10,409)
Purchase of intangible assets	(5,020)	(12,797)	(9,664)	(24,277)
Proceeds from sale of capital assets	52	5,622	52	5,622
	(203,173)	(16,740)	(250,700)	(29,064)

Increase (decrease) in cash	394,998	212,283	(307,462)	461,032
Cash and cash equivalents beginning of period	1,358,633	2,869,954	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,753,631	$ 3,082,237	$ 1,753,631	$ 3,082,237

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the period ended June 30, 2004

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2003. These interim financial statements should be read in conjunction with the Company's December 31, 2003 audited annual financial statements.  These statements have not been reviewed by the company's auditors.  The disclosures provided below are incremental to those included in the annual financial statements.

2.	Capital assets:
			Accumulated	Net Book
	June 30, 2004	Cost	Depreciation	value
	Sound source and control equipment	$ 554,850	$ 524,241	$ 30,609
	Real time systems	905,534	898,284	7,250
	Furniture and fixtures	361,082	327,160	33,922
	Computer equipment	922,042	697,065	224,977
	Software and production tooling	2,172,053	1,268,839	903,214

		$ 4,915,561	$ 3,715,589	$ 1,199,972

3.	Other intangible assets:
			Accumulated	Net Book
	June 30, 2004	Cost	Amortization	Value
	Patents and trademarks	$ 841,560	$ 694,890	$ 146,670
	Purchased customer list	34,418	17,209	17,209

		$ 875,978	$ 712,099	$ 177,974

4.

Share Capital:

Number

Of Shares

Consideration

Balance at March 31, 2004

7,236,124

$

44,251,517

Issued for cash on exercise of options

591,450

919,605

Additional paid-in capital stock options

-

128,507

Balance at June 30, 2004                                                                              7,827,574         $        45,299,629

5.

Stock Option Plan:

Number          Exercise price          Weighted average

of shares                per share                exercise price

Balance at March 31, 2004

1,717,605

$  0.47 - 1.75

$     0.95

Granted

330,000

1.99 - 5.00

2.81

Exercised

(591,450)

0.47 - 5.00

1.55

Cancelled or expired

(129,970)

1.21 - 1.72

1.62

Balance at June 30, 2004                                                1,326,185            $  0.47 - 1.75                      $  1.08

The following table summarizes the information about stock options outstanding at June 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at June 30, 2004	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at June 30, 2004	Weighted-Average Exercise Price

$ 0.47	251,307	2.4	$ 0.47	251,307	$ 0.47
0.57 - 0.62	275,000	3.9	0.61	152,771	0.61
1.04 - 1.04	386,878	2.0	1.04	320,443	1.04
1.34 - 2.05	413,000	4.3	1.81	221,498	1.66

	1,326,185			946,019

6.	Changes in non-cash working capital balances:
		For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003
	Accounts receivable	$ (60,119)	$ 460,853	$ (245,922)	$ 680,746
	Inventory	2,608	(52,635)	(44,722)	(93,945)
	Deposits and prepaid expenses	47,896	(12,092)	(16,766)	(15,409)
	Accounts payable and accrued liabilities	(131,276)	81,225	(84,264)	(1,714)
	Deferred revenue	46,244	(13,799)	33,666	(21,033)

		$ (94,647)	$ 463,552	$ (358,008)	$ 548,645

7.	Segmented information

	For the three month period ended June 30, 2004
		Audio	E-Commerce	Telephony	Total
	Revenues	$ 513,798	$ 65,910	$ 28,730	$ 608,438
	Interest revenue	3,056	-	30	3,086
	Amortization of capital assets	34,037	7,060	42,732	83,829
	Segment operating (loss) income	(41,702)	(23,197)	(331,751)	(396,650)
	Segment assets	2,739,798	127,723	908,864	3,776,385
	Expenditures for segment capital assets	12,351	-	204,663	217,014

	For the three month period ended June 30, 2003
	Revenues	$ 255,143	$ 90,891	$ 37,274	$ 383,308
	Interest revenue	17,191	-	-	17,191
	Amortization of capital assets	52,745	9,993	-	62,738
	Segment operating (loss) income	(291,935)	41,488	(150,706)	(401,153)
	Segment assets	4,150,038	2,366,254	618,270	7,134,562
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	1,140	1,064	483,090	485,294

	For the six month period ended June 30, 2004
	Revenues	$ 883,467	$ 134,755	$ 100,464	$ 1,118,686
	Interest revenue	4,154	-	71	4,225
	Amortization of capital assets	75,282	14,120	85,464	174,866
	Segment operating (loss) income	(247,756)	(40,472)	(638,983)	(927,211)
	Expenditures for segment capital assets	50,234	-	209,663	259,897

	For the six month period ended June 30, 2003
	Revenues	$ 984,076	$ 192,808	$ 37,274	$ 1,214,158
	Interest revenue	23,122	-	-	23,122
	Amortization of capital assets	103,297	19,985	-	123,282
	Segment operating (loss) income	(159,045)	86,978	(150,706)	(222,773)
	Expenditures for segment capital assets	110,736	1,064	483,090	594,890

	Geographic Information - Revenue	For the three months ended June 30, 2004	For the three months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2003

	Canada	$ 2,400	$ 8,290	$ 8,647	$ 9,605
	United States	460,453	290,772	757,317	978,850
	Asia	145,585	84,246	286,055	225,703
	Europe	-	-	66,667	-

		$ 608,438	$ 383,308	$ 1,118,686	$ 1,214,158